Exhibit 99.1

11 April 2016

Midatech Pharma PLC
(“Midatech” or the “Company”)

Midatech’s Commercial Launch of Zuplenz® (Ondansetron) Oral Soluble Film to Prevent Post-Operative, Chemotherapy and Radiation-Induced Nausea and Vomiting in US

- Midatech further expands its commercial footprint in US, supporting the Zuplenz® launch

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on commercialising and developing products in oncology and other therapeutic areas, today announces its forthcoming full commercial launch of Zuplenz® (ondansetron) Oral Soluble Film to prevent post-operative, chemotherapy and radiation-induced nausea and vomiting, in the United States.

In support of the Zuplenz product launch and Midatech’s growing oncology supportive care portfolio, Midatech has invested in a significant expansion of its commercial organization, including additional field sales representation, field sales management, national accounts personnel, and marketing and internal support staff. Midatech’s newly expanded commercial team will attend the Zuplenz launch meeting Tuesday to Friday of this week in Dallas, Texas.

Dr. Jim Phillips, Chief Executive Officer of Midatech Pharma, said: “Zuplenz is a valuable treatment option that offers convenient relief from one of the most debilitating side-effects of common cancer treatments. The product launch of Zuplenz represents yet another step forward for Midatech and further leverages our commercial infrastructure in the US. Zuplenz is a perfect example of our rapidly growing portfolio of marketed oncology products and will further contribute to our growing revenue stream.”

Zuplenz, acquired into Midatech’s portfolio of marketed oncology products in December 2015, is a 5HT3 receptor antagonist. The novel oral soluble film technology used by Zuplenz offers an innovative approach to ondansetron delivery that, in comparison to other delivery methods, provides several key cancer patient benefits including a non-gritty delivery mechanism, non-patch delivery, discreet on-the-go usage, removal of the burden of swallowing pills during emesis, and no sedative side effects.

Jerilyn Arnold, Senior RN, Oncology Nurse Specialist at Texas Oncology, said: “In practice, patients often find non-tablet therapies for CINV and RINV sub-optimal due to gritty residue, potential need for the patient to wear a patch and possible exacerbation of their nausea and vomiting due to various other product characteristics. Together, these limitations contribute to reduced compliance and efficacy often leading to various morbidities associated with CINV and RINV. Zuplenz provides an excellent localised therapy solution for the treatment of both CINV and RINV because the novel formulation avoids the pitfalls that come with other ondansetron products.”

According to data from Symphony Health Solutions, there were approximately twenty million prescriptions written in 2015 in the US for ondansetron, with more than half of the ondansetron market being fulfilled with oral dissolving tablets. Zuplenz’s unique profile and benefits, combined with both excellent commercial reimbursement and Midatech Pharma’s zero-dollar out-of-pocket patient co-pay program (for qualifying individuals) provides a strong and proven platform to launch Zuplenz® into the US market.

David Benharris, MTPUS President, said: “We are very excited to add a unique and proven CINV/RINV product to our oncology supportive care portfolio. The planned growth of our commercial organisation in support of the Zuplenz launch allows us to add significant share of voice amongst the leading writers of oncology supportive care products, while further strengthening and expanding upon our relationships in these important offices.”

Note to investors
Midatech will issue its 2015 Full Year Results on Wednesday 13 April 2016. Dr Jim Phillips, Chief Executive Officer, and Nick Robbins-Cherry, Chief Financial Officer, will host a call and a live Q&A session for analysts and investors at 1300 BST / 0800 EDT.

- ENDS -

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Atholl Tweedie / Duncan Monteith
Corporate Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

RBC Europe Limited (Joint Broker)
Darrell Uden / Paul Tomasic / Rupert Walford / Thomas Stockman
Tel: +44 (0)207 653 4000

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a commercial platform and four marketed products in the US. Midatech’s strategy is to develop products in-house in oncology and with partners in other indications, and to accelerate growth organically and through strategic acquisitions. The Company’s R&D activities are supported by two breakthrough drug delivery technologies. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

About Zuplenz® (ondansetron) Oral Soluble Film
Zuplenz® (ondansetron) Oral Soluble Film was acquired by Midatech Pharma (AIM: MTPH; Nasdaq: MTP) from Galena Biopharma, Inc. (Nasdaq: GALE) in December 2015. The product is approved by the FDA in adult patients for the prevention of highly and moderately emetogenic chemotherapy-induced nausea and vomiting (CINV), radiotherapy-induced nausea and vomiting (RINV), and post-operative nausea and vomiting (PONV). Zuplenz is also approved in pediatric patients treated with moderately emetogenic CINV. Nausea and vomiting are two of the most common side-effects experienced by post-surgery patients and patients receiving chemotherapy or radiation. Zuplenz uses MonoSol’s proprietary PharmFilm® technology, an oral soluble film that dissolves on the tongue in less than 30 seconds, thereby eliminating the burden of swallowing pills during periods of emesis. The active pharmaceutical ingredient in Zuplenz®, ondansetron, belongs to a class of medications called serotonin 5-HT3 receptor antagonists and works by blocking the action of serotonin, a natural substance that may cause nausea and vomiting.  Hypersensitivity reactions, including anaphylaxis and bronchospasm, have been reported in patients who have exhibited hypersensitivity to other selective 5-HT3 receptor antagonists.  Discontinue using Zuplenz at the first sign of hypersensitivity. For more information and full prescribing information on Zuplenz, please visit www.zuplenz.com.

Forward-Looking Statement

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the anticipated medical benefits of Zuplenz, our expected revenues, market and growth opportunities and other benefits associated Zuplenz® and other statements that are not historical fact. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.